SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of earliest event reported: January 28, 2003

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana   **59701-9332**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 4

ITEM 5. OTHER EVENTS.

On January 28, 2003, Touch America Holdings issued a press release regarding its TW Wireless joint venture. A copy of the press release is attached hereto as Exhibit 99a.

ITEM 7. EXHIBITS

Exhibit

99a Press Release dated January 28, 2003, "Qwest to Pay Touch America $46 Million for Wireless Joint Venture."

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, at Part I, "Warnings About Forward-Looking Statements" and in Item 2 "Warnings About Forward-Looking Statements" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


TOUCH AMERICA HOLDINGS, INC.
(Registrant)

By /s/ J.P. Pederson
    J. P. Pederson
    Vice Chairman and Chief
      Financial Officer


Dated: January 29, 2003

EXHIBIT INDEX

<u>Exhibit 99a</u>

Press Release dated January 28, 2003, "Qwest to Pay Touch America $46 Million for Wireless Joint Venture."